# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Thomson Reuters Corporation, CIK 0001075124
CUSIP: 884903709
Title of class of securities: Common Shares of Thomson Reuters Corporation
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario, Canada (Federal Level) (Z4), M5H 3H1
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0000950170-24-139906
Filed by CIK 0001397960
Persons authorized to receive notices and communications: David Colman, 65 Queen Street West, Suite 2400, Toronto, Ontario, Canada (Federal Level) (Z4), M5H 2M8, (416)-364-8700

## Reporting persons
- THOMSON INVESTMENTS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 313,508,841; sole dispositive power 0; shared dispositive power 313,508,841; aggregate amount beneficially owned 313,508,841 (69.6% of the class)
  Comment: In reference to rows 8 and 10 above, includes 300,551,801 common shares of Thomson Reuters Corporation ("Common Shares") benefically owned by The Woodbridge Company Limited and subsidiaries and 12,957,040 Common Shares beneficially owned by the family of the late Roy H. Thomson, the first Lord Thomson of Fleet through various affiliated corporations.
  
  In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- THE WOODBRIDGE COMPANY LIMITED (CIK 0001397960): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 300,551,801; sole dispositive power 0; shared dispositive power 300,551,801; aggregate amount beneficially owned 300,551,801 (66.7% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1908720 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 188,772,148; sole dispositive power 0; shared dispositive power 188,772,148; aggregate amount beneficially owned 188,772,148 (41.9% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000706525 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 36,348,839; sole dispositive power 0; shared dispositive power 36,348,839; aggregate amount beneficially owned 36,348,839 (8.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1396164 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 12,921,791; sole dispositive power 0; shared dispositive power 12,921,791; aggregate amount beneficially owned 12,921,791 (2.9% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1925124 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 506,720; sole dispositive power 0; shared dispositive power 506,720; aggregate amount beneficially owned 506,720 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- Woodbridge Investments Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 2,303; sole dispositive power 0; shared dispositive power 2,303; aggregate amount beneficially owned 2,303 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927194 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927196 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927197 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927200 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927201 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927202 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927205 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927207 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927210 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000927211 Ontario Limited: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,200,000; sole dispositive power 0; shared dispositive power 6,200,000; aggregate amount beneficially owned 6,200,000 (1.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- KRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 87,754; sole dispositive power 0; shared dispositive power 87,754; aggregate amount beneficially owned 87,754 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- DKRT FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 81,860; sole dispositive power 0; shared dispositive power 81,860; aggregate amount beneficially owned 81,860 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- DKRT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 327,761; sole dispositive power 0; shared dispositive power 327,761; aggregate amount beneficially owned 327,761 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000920847 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- MB FINANCE CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,596; sole dispositive power 0; shared dispositive power 1,596; aggregate amount beneficially owned 1,596 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- TLT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 530,176; sole dispositive power 0; shared dispositive power 530,176; aggregate amount beneficially owned 530,176 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- TLT ISSUE HOLDCO A CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 195,900; sole dispositive power 0; shared dispositive power 195,900; aggregate amount beneficially owned 195,900 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- TLT ISSUE HOLDCO B CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 759,751; sole dispositive power 0; shared dispositive power 759,751; aggregate amount beneficially owned 759,751 (0.2% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1761173 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,422,190; sole dispositive power 0; shared dispositive power 1,422,190; aggregate amount beneficially owned 1,422,190 (0.3% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 2677295 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 697,006; sole dispositive power 0; shared dispositive power 697,006; aggregate amount beneficially owned 697,006 (0.2% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000919995 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1754693 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 437,878; sole dispositive power 0; shared dispositive power 437,878; aggregate amount beneficially owned 437,878 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- PJT INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 270,297; sole dispositive power 0; shared dispositive power 270,297; aggregate amount beneficially owned 270,297 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000920848 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 260,000; sole dispositive power 0; shared dispositive power 260,000; aggregate amount beneficially owned 260,000 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- PGF INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 20,358; sole dispositive power 0; shared dispositive power 20,358; aggregate amount beneficially owned 20,358 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- PGF FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 19,984; sole dispositive power 0; shared dispositive power 19,984; aggregate amount beneficially owned 19,984 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- LCC INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 168,127; sole dispositive power 0; shared dispositive power 168,127; aggregate amount beneficially owned 168,127 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921307 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 1,589,642; sole dispositive power 0; shared dispositive power 1,589,642; aggregate amount beneficially owned 1,589,642 (0.4% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921309 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 529,881; sole dispositive power 0; shared dispositive power 529,881; aggregate amount beneficially owned 529,881 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000078931 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 357,105; sole dispositive power 0; shared dispositive power 357,105; aggregate amount beneficially owned 357,105 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921299 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 67,423; sole dispositive power 0; shared dispositive power 67,423; aggregate amount beneficially owned 67,423 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- LLD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 106,639; sole dispositive power 0; shared dispositive power 106,639; aggregate amount beneficially owned 106,639 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921297 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 64,585; sole dispositive power 0; shared dispositive power 64,585; aggregate amount beneficially owned 64,585 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- JRD INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 241,571; sole dispositive power 0; shared dispositive power 241,571; aggregate amount beneficially owned 241,571 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921305 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 287,274; sole dispositive power 0; shared dispositive power 287,274; aggregate amount beneficially owned 287,274 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 2754783 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 6,988; sole dispositive power 0; shared dispositive power 6,988; aggregate amount beneficially owned 6,988 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025
- 1000921303 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 298,675; sole dispositive power 0; shared dispositive power 298,675; aggregate amount beneficially owned 298,675 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- GED INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 325,509; sole dispositive power 0; shared dispositive power 325,509; aggregate amount beneficially owned 325,509 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921264 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 844,976; sole dispositive power 0; shared dispositive power 844,976; aggregate amount beneficially owned 844,976 (0.2% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921265 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 281,658; sole dispositive power 0; shared dispositive power 281,658; aggregate amount beneficially owned 281,658 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000031857 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 444,575; sole dispositive power 0; shared dispositive power 444,575; aggregate amount beneficially owned 444,575 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- SEG FAMILY CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 66,546; sole dispositive power 0; shared dispositive power 66,546; aggregate amount beneficially owned 66,546 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- TCM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 69,500; sole dispositive power 0; shared dispositive power 69,500; aggregate amount beneficially owned 69,500 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921268 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 198,755; sole dispositive power 0; shared dispositive power 198,755; aggregate amount beneficially owned 198,755 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- DYM INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 101,028; sole dispositive power 0; shared dispositive power 101,028; aggregate amount beneficially owned 101,028 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921259 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 178,101; sole dispositive power 0; shared dispositive power 178,101; aggregate amount beneficially owned 178,101 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- BG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 286,370; sole dispositive power 0; shared dispositive power 286,370; aggregate amount beneficially owned 286,370 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921257 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 285,160; sole dispositive power 0; shared dispositive power 285,160; aggregate amount beneficially owned 285,160 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- ACG INVESTMENTS CORP.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 167,937; sole dispositive power 0; shared dispositive power 167,937; aggregate amount beneficially owned 167,937 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921253 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 65,299; sole dispositive power 0; shared dispositive power 65,299; aggregate amount beneficially owned 65,299 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 2775329 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,145; sole dispositive power 0; shared dispositive power 4,145; aggregate amount beneficially owned 4,145 (0% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.
- 1000921254 ONTARIO LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 287,060; sole dispositive power 0; shared dispositive power 287,060; aggregate amount beneficially owned 287,060 (0.1% of the class)
  Comment: In reference to row 13 above, based on 450,424,766 Common Shares outstanding as of March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Thomson Reuters Corporation
Name of issuer: Thomson Reuters Corporation
Address of issuer's principal executive offices: 19 Duncan Street, Toronto, Ontario, Canada (Federal Level) (Z4), M5H 3H1
Comment:
Explanatory Note: The common shares (the "Common Shares") of Thomson Reuters Corporation ("Thomson Reuters") that are the subject matter of this Amendment 22 to Schedule 13D are beneficially owned by Thomson Investments Limited, The Woodbridge Company Limited ("Woodbridge"), 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, 1000927194 Ontario Limited, 1000927196 Ontario Limited, 1000927197 Ontario Limited, 1000927200 Ontario Limited, 1000927201 Ontario Limited, 1000927202 Ontario Limited, 1000927205 Ontario Limited, 1000927207 Ontario Limited, 1000927210 Ontario Limited, 1000927211 Ontario Limited, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., 1000920847 Ontario Limited, MB Finance Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco B Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000921307 Ontario Limited, 1000921309 Ontario Limited, 1000078931 Ontario Limited, 1000921299 Ontario Limited, LLD Investments Corp., 1000921297 Ontario Limited, JRD Investments Corp., 1000921305 Ontario Limited, 2754783 Ontario Limited, 1000921303 Ontario Limited, GED Investments Corp., 1000921264 Ontario Limited, 1000921265 Ontario Limited, 1000031857 Ontario Limited, SEG Family Corp., TCM Investments Corp., 1000921268 Ontario Limited, DYM Investments Corp., 1000921259 Ontario Limited, BG Investments Corp., 1000921257 Ontario Limited, ACG Investments Corp., 1000921253 Ontario Limited, 2775329 Ontario Limited and 1000921254 Ontario Limited (each a "Reporting Person" and collectively, the "Reporting Persons").

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Thomson Reuters through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the "Trust Company") is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Common Shares by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained.

As of April 10, 2025, Thomson Investments Limited is the beneficial owner of 313,508,841 Common Shares, representing approximately 69.6% of the outstanding Common Shares. Of those Common Shares, Woodbridge is the beneficial owner of 300,551,841 Common Shares, representing approximately 66.7% of the outstanding Common Shares.

This Amendment No. 22 to Schedule 13D is being filed to report certain information under Item 2, Item 4, Item 5, Item 6, Item 7 and Schedule A (attached as Exhibit 99.6) hereto. This Schedule 13D amends, restates and updates the amendment to Schedule 13D filed by Woodbridge on December 23, 2024. There has been no material change in the Thomson family's beneficial ownership of Common Shares since then.

## Item 2. Identity and Background
Name of person filing: Thomson Investments Limited, Woodbridge, 1908720 Ontario Limited, 1000706525 Ontario Limited, 1396164 Ontario Limited, 1925124 Ontario Limited, Woodbridge Investments Corporation, 1000927194 Ontario Limited, 1000927196 Ontario Limited, 1000927197 Ontario Limited, 1000927200 Ontario Limited, 1000927201 Ontario Limited, 1000927202 Ontario Limited, 1000927205 Ontario Limited, 1000927207 Ontario Limited, 1000927210 Ontario Limited, 1000927211 Ontario Limited, KRT Investments Corp., DKRT Family Corp., DKRT Investments Corp., 1000920847 Ontario Limited, MB Finance Corp., TLT Investments Corp., TLT Issue Holdco A Corp., TLT Issue Holdco B Corp., 1761173 Ontario Limited, 2677295 Ontario Limited, 1000919995 Ontario Limited, 1754693 Ontario Limited, PJT Investments Corp., 1000920848 Ontario Limited, PGF Investments Corp., PGF Family Corp., LCC Investments Corp., 1000921307 Ontario Limited, 1000921309 Ontario Limited, 1000078931 Ontario Limited, 1000921299 Ontario Limited, LLD Investments Corp., 1000921297 Ontario Limited, JRD Investments Corp., 1000921305 Ontario Limited, 2754783 Ontario Limited, 1000921303 Ontario Limited, GED Investments Corp., 1000921264 Ontario Limited, 1000921265 Ontario Limited, 1000031857 Ontario Limited, SEG Family Corp., TCM Investments Corp., 1000921268 Ontario Limited, DYM Investments Corp., 1000921259 Ontario Limited, BG Investments Corp., 1000921257 Ontario Limited, ACG Investments Corp., 1000921253 Ontario Limited, 2775329 Ontario Limited and 1000921254 Ontario Limited.
Residence or business address: See Schedule A for the address of each Reporting Person.
Present principal occupation or employment: See Schedule A for certain information as to the executive officers and directors of each Reporting Person.
Criminal convictions in the last five years: To the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Further, to the knowledge of each Reporting Person, neither such Reporting Person, nor any executive officer or director of such Reporting Person, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or finding any violation with respect to such laws.
Citizenship:
See Schedule A for certain information as to the executive officers and directors of each Reporting Person.

For further explanation of the background of the arrangements relating to ownership of Common Shares, see the "Explanatory Note" above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously reported, on December 23, 2024, Woodbridge and Thomson Reuters announced that W. Edmund Clark, C.M. would complete his service on the Thomson Reuters board of directors (the "Board") at Thomson Reuters' upcoming annual meeting of shareholders to be held in 2025 (the "AGM"). Mr. Clark has served on the Board as a representative of Woodbridge, Thomson Reuters' principal shareholder, since 2015.

On April 16, 2025, Woodbridge announced that Michael Friisdahl and Paul Sagan were nominated for election to the Thomson Reuters' board of directors as representatives of Woodbridge following a search by Woodbridge and Thomson Reuters. Mr. Friisdahl and Mr. Sagan will stand for election at Thomson Reuters' upcoming AGM on June 4, 2025. Information regarding Mr. Friisdahl and Mr. Sagan will be included in Thomson Reuters' management proxy circular for the AGM. In connection with Mr. Sagan's nomination to the Thomson Reuters board, Woodbridge plans to enter into an agreement with Mr. Sagan pursuant to which Mr. Sagan will agree to serve as Woodbridge's director nominee and to provide Woodbridge with certain advisory services in exchange for compensation (the "Advisor Agreement"). A copy of the form of Advisor Agreement is filed as Exhibit 99.4 hereto and incorporated herein by reference. The foregoing summary of the form of Advisor Agreement is qualified in its entirety by reference to the form of Advisor Agreement.

Thomson Investments Limited, Woodbridge and the other Reporting Persons plan to maintain their controlling interest in Thomson Reuters. From time to time, each of the Reporting Persons may acquire or dispose of Common Shares for liquidity and other reasons. Although there are currently no plans or proposals, the Reporting Persons may consider or develop plans or proposals in the future that relate to items (a) through (j) below. This may include, but not be limited to, increasing or decreasing their investment in Common Shares and/or engagement with Thomson Reuters, other shareholders, advisors or third-parties with respect to Thomson Reuters' strategy, corporate governance including director nominees, capital structure and strategic alternatives.

Except as disclosed herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, their respective directors and executive officers, has any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of Thomson Reuters, or the disposition of securities of Thomson Reuters;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Thomson Reuters;

(c) a sale or transfer of a material amount of assets of Thomson Reuters;

(d) any change in the present Board or management of Thomson Reuters, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Thomson Reuters;

(f) any other material change in Thomson Reuters's business or corporate structure;

(g) changes in the charter, bylaws or instruments corresponding thereto of Thomson Reuters or other actions which may impede the acquisition of control of Thomson Reuters by any person;

(h) causing a class of securities of Thomson Reuters to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Thomson Reuters becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover pages of this Amendment for each of the Reporting Persons and Schedule A for each of the directors and executive officers of the Reporting Persons.
Transactions in the class effected during the past sixty days:
None of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On March 10, 2025, 1396164 Ontario Limited acquired 43,662 Common Shares pursuant to the Thomson Reuters Amended and Restated Dividend Reinvestment Plan (the "DRIP").

On April 9, 2025, DKRT Family Corp. acquired 4 Common Shares from Osmington Inc., being all of the Common Shares held by Osmington Inc., for cash consideration of CAD$920.96.

On April 9, 2025, PJT Investments Corp. acquired 4 Common Shares from Thomvest Seed Capital Inc. ("TSCI"), being all of the Common Shares held by TSCI, for cash consideration of CAD$920.96.

None of the executive officers or directors of the Reporting Persons has effected any transactions in Common Shares during the past 60 days, except as set forth below.

On March 17, 2025, Peter J. Thomson, Director and Co-Chairman of Woodbridge, acquired 77 Common Shares as compensation for serving as director of Thomson Reuters.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

In connection with his expected election to the Thomson Reuters' board of directors, Woodbridge plans to enter into the Advisor Agreement with Paul Sagan pursuant to which Mr. Sagan will agree to serve as Woodbridge's director nominee and to provide Woodbridge with certain advisory services in exchange for compensation. A copy of the form of Advisor Agreement is filed as Exhibit 99.4 hereto and incorporated herein by reference. The foregoing summary of the form of Advisor Agreement is qualified in its entirety by reference to the form of Advisor Agreement.

Certain Reporting Persons have pledged 2,839,678 Common Shares to Royal Bank of Canada to secure certain obligations under seven demand credit facilities.

Additionally, other Reporting Persons are parties to a Negative Pledge Agreement in favor of Royal Bank of Canada, pursuant to which 709,453 Common Shares held by such Reporting Persons cannot be sold, assigned, transferred, disposed of or encumbered in any way without the prior consent of Royal Bank of Canada.

As previously reported, in October 2021, David K.R. Thomson and Peter J. Thomson, co-Chairmen and Directors of Woodbridge, were granted options (the "Options") pursuant to The Woodbridge Company Limited 2000 Stock Incentive Plan (the "Plan") to acquire common shares of 1396164 Ontario Limited and related share appreciation rights to be settled in cash. David K.R. Thomson and Peter J. Thomson have voluntarily surrendered their vested and unvested Options to Woodbridge for cancellation. As of April 10, 2025, David K.R. Thomson and Peter J. Thomson hold no Options.

As of April 10, 2025, David K.R. Thomson and Peter J. Thomson hold 129,340 and 16,643 deferred share units ("DSUs"), respectively, issued to them by Thomson Reuters for compensation for service as a director of Thomson Reuters. Each DSU has the same value as one Common Share, though DSUs do not have voting rights. DSUs accumulate additional units based on notional equivalents of dividends paid on Common Shares. DSUs are fully vested upon grant, but they are only settled in Common Shares or, at the election of Thomson Reuters, in cash, following termination of the director's board service in respect of Thomson Reuters. Any Common Shares delivered to a director of Thomson Reuters in connection with the settlement of DSUs are purchased in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - The Woodbridge Company Limited 2000 Stock Incentive Plan.

Exhibit 99.2 - Form of Option Grant Letter.

Exhibit 99.3 - Joint Filing Agreement.

Exhibit 99.4 - Form of Advisor Agreement.

Exhibit 99.5 - Power of Attorney.

Exhibit 99.6 - Schedule A.

## Signatures
- THOMSON INVESTMENTS LIMITED: /s/ John A. Forbes, CEO & President (04/16/2025)
- THE WOODBRIDGE COMPANY LIMITED: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1908720 ONTARIO LIMITED: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000706525 ONTARIO LIMITED: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1396164 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1925124 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- Woodbridge Investments Corporation: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927194 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927196 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927197 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927200 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927201 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927202 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927205 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927207 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927210 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- 1000927211 Ontario Limited: /s/ John A. Forbes, CEO & President (04/16/2025)
- KRT INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- DKRT FAMILY CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- DKRT INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000920847 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- MB FINANCE CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- TLT INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- TLT ISSUE HOLDCO A CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- TLT ISSUE HOLDCO B CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1761173 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 2677295 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000919995 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1754693 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- PJT INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000920848 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- PGF INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- PGF FAMILY CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- LCC INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921307 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921309 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000078931 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921299 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- LLD INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921297 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- JRD INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921305 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 2754783 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921303 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- GED INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921264 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921265 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000031857 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- SEG FAMILY CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- TCM INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921268 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- DYM INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921259 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- BG INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921257 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- ACG INVESTMENTS CORP.: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921253 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 2775329 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)
- 1000921254 ONTARIO LIMITED: /s/ John A. Forbes, Attorney-in-fact (04/16/2025)